EXHIBIT 99.1

North American Construction Group Closes Strategic Acquisition of Iron Mine Contracting, a Diversified Mining Services Contractor

Establishes Tier 1 Platform in Australia with Increased Exposure to Rare Earth and Critical Minerals in Western Australia

ACHESON, Alberta, April 07, 2026 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or the “Company”) (TSX:NOA) today announced the closing of its acquisition of Iron Mine Contracting (“IMC”), with a closing date of April 7, 2026 and an economic effective date of January 1, 2026 (the “Transaction”). Total expected consideration is approximately $125 million (the “Consideration”), with the final Consideration amount to be determined based on IMC’s financial statements as of December 31, 2025, which will be reflected in the Company’s financial statements for the quarter ended June 30, 2026.

IMC provides NACG with an established operating platform in Western Australia, including a diversified, blue-chip customer base and exposure to gold, iron ore and lithium, further aligning the Company with structural demand tied to rare earth and critical minerals. The combination of IMC with NACG’s existing MacKellar operations is expected to enhance scale and deepen local expertise while establishing a Tier 1 platform in the overall Australian market.

Since the Transaction was announced on December 18, 2025, IMC has progressed well in its growth plans with increasing scopes at key mine sites. Notably, scopes commenced as expected late in the first quarter of 2026 at a gold-copper mine in the Pilbara region.

Amended Credit Facility and Prudent Transaction Funding Structure
Concurrent with closing the Transaction, the Company amended its senior secured credit facility (the “Credit Facility”) with direct lending capacity of $535 million provided by Canadian dollar and Australian dollar tranches. The facility also permits incurrence of $500 million of secured equipment financing from third party providers resulting in total senior secured capacity of over $1.0 billion. For reference, continued access to the bond market further enhances liquidity capacity. As part of the amendment, the maturity date of the Credit Facility was further extended to April 7, 2029. The Credit Facility remains comprised of a revolver with no scheduled repayments. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four-quarter basis.

Cash funding for the upfront payment of $41.5 million was provided by draws from the Credit Facility. Equipment financing of approximately $45 million was assumed at closing with remaining Consideration, approximately one-third of the total, being provided by earn-out and deferred payment mechanisms payable to the sellers over four years based on performance of the business.

National Bank Capital Markets is acting as financial advisor to NACG on this Transaction. Fasken Martineau DuMoulin LLP is acting as Canadian legal advisor and MinterEllison is acting as Australian legal advisor to NACG.

About Iron Mine Contracting
IMC is a diversified mining services contractor headquartered in Western Australia offering a full suite of services, including contract mining and civil construction services to a blue-chip customer base. IMC operations span key commodity sectors such as gold, iron ore and lithium and are backed by an established safety track record. For more information, please refer to the IMC website at www.imcpl.com.au.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan,” “potential”, “should”, “target”, “will”, “may” or the negative of those terms or other variations of them or comparable terminology. Forward-looking information in this includes, but is not limited to, statements with respect to: the expected proforma contractual backlog; the estimated Consideration; the Transaction being accretive and expected accretion on incremental earnings per share; sustaining capital on a combined company basis and the incremental impact of IMC on such figure; free cash flow on a combined company basis and the incremental impact of IMC on such figure; and expected growth in NACG’s exposure to rare earth and critical minerals and its recognition as a Tier 1 contractor in Australia; the anticipated financial performance for the full year 2026, including projections for combined revenue, adjusted EBITDA, adjusted earnings per share, sustaining capital spending, free cash flow, and growth capital spending. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Management Discussion and Analysis for the three months and year ended December 31, 2025 (“MD&A”). There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information including: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company and the IMC serve; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to execute its financing plans in connection with the Transaction; unanticipated difficulties or expenditures relating to the Transaction; the response of the Company’s and IMC’s business partners, customers and suppliers to the announcement of the Transaction; the impact of competitive responses to the announcement of the Transaction; the diversion of management time on Transaction-related issues; risks associated with greater than anticipated tax liabilities or expenses; the prompt and effective integration of IMC; the ability to achieve the anticipated synergies and value creation-contemplated by Transaction within the expected timeframe or at all; that one or more customers, or other persons with which IMC has contracted, experience insolvency or bankruptcy with resulting delays, costs or losses; political, labour or supplier disruptions; imposition of new duties, tariffs or other legal barriers that impact the IMC’s markets; that growth in markets the IMC serves is less than expected; risks relating to legal proceedings to which the Company or the IMC is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.